SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of February 2003
                         Commission File Number 0-19379

                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)

                                Rua Augusta 62-96
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

                  Form 20-F  |X|                Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                  Yes |_|                       No |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.


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Annex 1     Press Release. Banco Comercial Portugues, S.A. has announced that in accordance with authorization today granted by the Annual General Shareholders Meeting, its Board of Directors will consider and decide upon a rights issue of up to Euro 930 million in cash, at an issue price of Euro 1.00 per share.


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

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            BANCO COMERCIAL PORTUGUES, S.A.


                                            By: Antonio Rodrigues
                                                --------------------------------
                                                Antonio Rodrigues
                                                Member of the Board of Directors

                                            By: Luis Gomes
                                                --------------------------------
                                                Luis Gomes
                                                General Manager

Date: February 25, 2003


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

                                                                         Annex 1

                FOR DISTRIBUTION IN THE UNITED STATES OF AMERICA

                                   **********

             BANCO COMERCIAL PORTUGUES - Plans for capital increase

      Lisbon, 24th February 2003 - Banco Comercial Portugues (BCP, NYSE: BPC, BCPPRA) informs that, as per the authorization today granted by the Annual General Shareholders Meeting, its Board of Directors will decide on a rights issue of up to Euro 930 million in cash, at an issue price of Euro 1.00 per share. Proceeds from this planned offering of new shares will be used to strengthen the capital base of the Bank.

      BCP will, subject to compliance with applicable laws and regulations, make available to shareholders and the market in general, information with the final terms and conditions of this issue and related offering materials.

LEGAL NOTICE

      This document does not constitute an offer to sell or the solicitation of an offer to buy the rights for BCP shares or BCP's ordinary shares. The rights and BCP's ordinary shares issuable upon exercise of the rights, have not been and will not be registered under the U.S. Securities Act of 1933 and may not be sold or offered within the United States except pursuant to an exemption from the registration requirements under that Act and applicable state securities laws.

- End of Announcement -


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